FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April

                                 HSBC Bank PLC

                   8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]



                  HSBC TRINKAUS & BURKHARDT KGaA 2004 RESULTS

        * HSBC Trinkaus & Burkhardt's operating profit increased by 18.8 per cent to EUR102.3 million.

        * Net profit before tax increased by 44.3 per cent to EUR121.5 million; net profit after tax grew by 66.3 per cent to EUR78 million.

        * At the 7 June 2005 Annual General Meeting, the bank will propose a dividend payment of EUR2.25 per share, up from EUR1.75 in the previous year.

        * Customer acquisition has risen sharply, driven by quality relationship management, strong products and the global reach offered by HSBC Holdings plc.

HSBC Trinkaus & Burkhardt, which is indirectly approximately 73.5 per cent owned by HSBC Holdings plc, reported an 18.8 per cent increase in profits to EUR102.3 million. This year's objective - a double-digit percentage increase in operating profits over the high level reached in 2003 - was achieved.

The results from client business clearly increased compared to the prior year and once again provided a solid foundation for the bank. In addition, there was a EUR18.5 million exceptional gain on the sale of HSBC Trinkaus & Burkhardt's indirect shareholding in HSBC Guyerzeller Bank, therefore net profit before tax increased by 44.3 per cent to EUR121.5 million. Net profit after tax actually rose by 66.3 per cent to EUR78 million. So that shareholders may participate in the increased profits, it will be recommended to the Annual General Meeting on 7 June 2005 that the dividend be raised to EUR2.25 per share, compared to a dividend of EUR1.75 per share for the financial year 2003.

Another component of HSBC Trinkaus & Burkhardt's success is not yet reflected in the bank's revenues, namely the number of newly-won customer relationships. This has never been as high as it was in 2004 in all three customer segments: high net worth private clients, corporate clients and institutional investors. In part, this was due to consistency in relationship management, quality products and a flexible management hierarchy. The affiliation to the HSBC Group also drove customer acquisition as HSBC Trinkaus & Burkhardt was able to leverage the Group's world-wide presence and capital strength.

For HSBC Trinkaus & Burkhardt, the 2004 financial year was characterised by good business development. Net fees and commissions, the most important element of the bank's profits, once against improved compared to the previous year and rose by 15.3 per cent to EUR226.4 million. Trading profits increased by 21.4 per cent to EUR54.4 million, exceeding expectations. Net interest income decreased by 7.6 per cent to EUR69.3 million. The main factors contributing to the decline were the previously-included earnings from HSBC Guyerzeller Bank, which ceased after the sale of the bank's shareholding, and the maturing of high interest bonds and slightly declining volumes in financial investments. Risk provisions were reduced from EUR7.7 million to EUR1.6 million as the bank continued to hold to its conservative credit policies. Net interest income after lending provisions rose slightly to EUR67.7 million.

Total administrative expenses rose by 10.2 per cent to EUR250 million. Although this appears to be high at first glance, it is in line with the bank's plan. Firstly, these additional expenditures arose from the migration of DAB Bank's securities processing capabilities, additional staffing and expanded IT capacities. Secondly, bonuses linked to good profit growth obviously increased. Finally, HSBC Trinkaus & Burkhardt increased investment in staff and IT infrastructure in those business lines that are expected to drive revenue growth.

In 2004, consolidated assets rose by 21.3 per cent to EUR13.32 billion. The total capital base as defined by the Banking Act was 12.5 per cent of risk-weighted assets at the end of 2004 compared to 11.0 per cent at the end of 2003. The core capital ratio was 8.2 per cent. The bank continues to be well capitalised. The majority ownership of the bank remains unchanged: 73.5 per cent is indirectly owned by the HSBC Holdings plc and 20.3 per cent is owned by Landesbank Baden-Wurttemberg.

At 31 December 2004, the total contract amount of outstanding derivatives business was EUR80.6 billion (2003: EUR78.3 billion) with a replacement cost of EUR2.0 billion (2003: EUR1.7 billion). Aggregate market risk from trading activities was EUR6.1 million (2003: EUR6.0 million).
The total contribution of private banking to the bank's profits increased slightly to EUR30.7 million, of which EUR24.4 million came directly from operating profit and EUR6.3 million was from the sale of the indirect participation of HSBC Guyerzeller Bank. The private banking division had notable success in acquiring new customers. The volumes of funds under management increased by 15 per cent to EUR12 billion.

Corporate banking's operating profits improved by 16 per cent to EUR43 million. This was driven by higher net fees and commissions in the mergers and acquisitions and international business. Owing to the number of newly-won customers, a solid basis has been achieved to secure future and wider business opportunities with larger medium-sized companies and large corporations.

Further, HSBC Trinkaus & Burkhardt is deepening its relationship with existing customers, increasingly becoming the core bank for our long-term clients.

The institutional clients business reported the strongest improvement in contribution (which rose almost 42 per cent) to the bank's revenues and had the largest contribution of the bank's four business segments at EUR44.7 million. The bank's ability to create individual solutions for institutional clients drove this result alongside strong expansion into the fixed income segment.

HSBC Trinkaus Capital Management provides asset management services to institutional and public fund clients. This subsidiary achieved a higher percentage increase than the market average in the management of public funds and maintained stable volumes in the special funds business, therefore the revenues slightly increased. INKA Internationale Kapitalanlagegesellschaft continued to expand its position as a service provider in fund administration and strengthened its ranking as the second largest Master-KAG in Germany. INKA's volume of funds under management rose by almost 50 per cent to EUR24.4 billion and the number of funds increased by 27 to 227.

Proprietary trading's contribution increased by 2.4 per cent to EUR25.1 million in 2004. This result was in line with the previous year's satisfactory contribution. While the trading contribution from equity derivatives did not match the previous year's as expected due to lower index fluctuations, revenues clearly increased in fixed income, equities and foreign exchange derivatives.

HSBC Trinkaus & Burkhardt has further built up its business in debt capital markets. In co-operation with HSBC, the bank took a lead management position in 80 issues with an aggregate value of more than EUR26.5 billion. The importance of the bank's own issuance of warrants, certificates and fixed-interest instruments with various structures was evident in 2004 from the number of issues it made, which more than doubled from 4,645 to 9,354.

The GEOS securities processing system implemented in 2002 enabled HSBC Trinkaus & Burkhardt to extend its service offering to other banks. In 2004, the migration of DAB bank's securities processing to the GEOS system was completed on schedule and cost-efficiently. Another mandate to migrate securities processing for the online-broker Fimatex by Boursorama will be completed during the course of 2005. HSBC Trinkaus & Burkhardt announced in 2004 that it and T-Systems (a subsidiary of Deutsche Telekom) will establish a joint venture for securities processing; this is a new chapter in this business segment in Germany. The joint venture will be operational on 1 October 2005. HSBC Trinkaus & Burkhardt and T-Systems will initially own 51 per cent and 49 per cent of the company respectively. Approximately 150 staff currently employed at HSBC Trinkaus & Burkhardt will be transferred to the joint venture.

The Managing Partners of HSBC Trinkaus & Burkhardt are optimistic about 2005. As a result of business developments in 2003 and 2004, today's level of revenues is relatively high. They will nevertheless pursue the ambitious goal to once again increase the bank's operating profit by a double-digit percentage. The goal is considered achievable if there are stronger upward trends in stock market turnover and if risk provisioning costs are in line with the last years' levels. The bank will continue to observe the principle of linking dividend distribution to profits earned.

Consolidated figures according to International Financial Reporting Standards

                                         2004            2003          % change
1. Balance Sheet (EUR m)
Loans and advances to customers         2,636.7        2,364.7           11.5

Financial assets held for trading       6,215.6        4,992.2           24.5

Customer accounts                       5,927.1        5,569.5            6.4

Financial liabilities held for trading  4,956.4        2,883.3           71.9

Equity capital                            802.7          753.7            6.5

Total assets                           13,323.1       10,987.7           21.3


2.Profit and Loss Account (EUR m)

Net interest income                        69.3           75.0           -7.6

Risk provisions                             1.6            7.7          -79.2

Net fees and commissions                  226.4          196.4           15.3

Trading profit                             54.4           44.8           21.4

Trading administrative expenses           250.0          226.9           10.2

Operating profit                          102.3           86.1           18.8

Net profit before tax                     121.5           84.2           44.3

Net profit after tax                       78.0           46.9           66.3


3.Other Key Figures

Pre-tax return on equity (%)               19.4           13.5              -

Cost:income ratio of
ordinary activities (%)                    67.0           71.2              -

Assets under management (EUR m)            41.8           35.4           18.1

Capital ratio per BIS (%)                  12.9           11.4              -



                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated: 07 April 2005